Exhibit (a)(5)(lvi)

Annual General Meeting of

Roche Holding Ltd

10 March 2009

Address by Franz B. Humer

Chairman of the Board of Directors

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Shareholders, ladies and gentlemen,

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A significant decision for the future of Roche is the intention we announced last year to increase our majority holding in Genentech from 56% to 100% and thus to acquire Genentech completely. Why did we make this decision? What benefits will it have for the development of our company? And where do we stand now?

The decision has to be seen in the context of our long-standing relationship with Genentech. When we acquired a majority shareholding in Genentech in 1990, in Fritz Gerber’s era, we were buying into a relatively small biotech company with just under 2,000 employees, around half of whom worked in research. With considerable financial support and in collaboration with Roche, Genentech has been able to develop several breakthrough medicines, primarily in oncology.

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These successes made Roche successful. And over the past 20 years they have enabled Genentech to develop into a large, fully integrated pharmaceutical company with more than 11,000 employees, of whom only about a quarter still work in research and development.

In seeking to combine the two companies, we are pursuing two objectives:

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Firstly we will create substantial synergies in areas such as late-stage global development, administration, manufacturing and distribution, where critical mass and cost are decisive factors in the context of global competition in the pharmaceutical industry. This is more important than ever in enabling us not only to maintain, but to continue expanding our position in a challenging environment increasingly characterised by pricing pressure. It is vital so that we can strengthen our market position and impact. Combining both companies will improve operating efficiency by reducing complexity, eliminating duplication and significantly strengthening our position in the US market.

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Secondly, and even more importantly, Roche’s ability to innovate will be strengthened. On the one hand we will take the necessary steps to maintain Genentech’s innovative and unique science-driven culture. In particular, we want to work with the current leadership team at Genentech to retain Genentech’s approach to researching and developing new medicines. For this reason, research and early development at Genentech will continue to operate as an independent research centre — with its own unique culture — within the Roche Group. In so doing we want to foster a diversity of research approaches and thus create the conditions for further medical progress. At the same time, it will be much less complicated for researchers to work together, because the legal constraints that currently protect the interests of Genentech’s minority shareholders — and that increasingly are a barrier to collaboration — will no longer apply. The integration of Genentech will give Roche unrestricted access to over 100 partnerships, while Genentech will have unrestricted access to Roche’s expertise and patents. In short, the combination will maintain a diversity of research approaches while allowing sharing of intellectual property, technologies and partnerships. This will significantly strengthen the Group’s ability to innovate.

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The combination of Roche and Genentech is a big step towards achieving our goal of becoming the world’s leading healthcare company. Innovation — creating medically differentiated products and services — will remain the core of our business. Particularly in these turbulent times, we will not deviate from our course.

In July last year, Roche made an offer to acquire all publicly-held Genentech shares not already owned by Roche — or approximately 44 percent of all Genentech shares outstanding — at a price of 89.00 US dollars per share.

This proposal was rejected by a special committee of the board of directors of Genentech, consisting solely of independent directors. In the several months and weeks since then, we have made intensive efforts to reach a negotiated agreement. We gave the special committee sufficient time to examine our proposal and initiate negotiations. We are disappointed that the talks between Roche and the special committee have not lead to an agreement.

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We feel that the price proposed by the special committee — $112.00 per share — is not based on realistic assumptions about the future. For example, we believe that the committee’s assessments of the potential impact of competition from follow-on biologics on Genentech’s biological products after patent expiry, expected productivity gains and higher success rates in research and development, the investments required and the market potential of the cancer drug Avastin in additional indications, and possibilities for price increases in the US market are either inadequate or overly optimistic.

Therefore, one month ago we commenced a public tender offer to purchase all outstanding Genentech shares for US$86.50 per share.

In the meantime numerous conversations with Genentech shareholders have shown us that there is a strong sentiment to bring this process to a swift and fair conclusion. As a result, on the 6th of March we adjusted our offer to $(US) 93. The offer provides an opportunity for all Genentech shareholders to receive a fair cash price for their shares in the near term in the current difficult market environment. The tender offer will now expire on 20 March.

Roche intends to finance the transaction with its own liquid funds, debt securities, commercial paper, and bank loans. Our recent offering of debt securities to help finance the Genentech acquisition have been extremely successful — and the terms very favorable.

There’s one point in particular I would like to emphasise. Although this is, in formal terms, a ‘hostile takeover’, the relationship between the Roche and Genentech management teams remains very good. I am therefore very optimistic that this step will not jeopardise the successful working relationship or the mutual trust between Roche and Genentech.

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Annual General Meeting of

Roche Holding Ltd

10 March 2009

Address by Severin Schwan

CEO of the Roche Group

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Address by Severin Schwan	Page 2/5

Good morning, Ladies and Gentlemen.

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For us innovation also means having an open ear for good ideas, because of course we aren’t the only company with successful research programmes. This is why we maintain a global network that spans dozens of alliances. And it’s also the rationale behind our targeted acquisitions of technologies, drug compounds and know-how:

•	Last year, for example, we further reinforced our pharmaceuticals business by acquiring Piramed (cancer and inflammatory diseases), Mirus (ribonucleic acid interference) and ARIUS (antibody research).

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Our acquisition of Ventana last February and the subsequent successful integration of this business have enabled us to move into tissue diagnostics. This additional expertise will support the development of further personalised treatments, particularly for cancer.

•	And as Dr Humer has already explained, we are aiming to bolster innovation within the Group in the long term by acquiring the remaining shares in Genentech.

This leads me to our priorities for the current year.

I would particularly like to focus on three of them:

-	the planned integration of Genentech

-	investments in our product pipeline

-	and our most important new product launch this year, RoActemra for the treatment of rheumatoid arthritis.

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The operational integration of Genentech will have top priority this year once the transaction is closed.

I am convinced that by improving mutual access to intellectual property and technologies, we will strengthen the Group’s innovative capabilities. Let me give you a concrete example to show you what I mean.

Four years ago Roche acquired the Zurich-based biotech company Glycart. This company has developed an extremely interesting technology (for monoclonal antibodies) that could one day help in developing a successor to our current top-ranking product MabThera.

Once the potential of this new technology had begun to emerge, researchers at Genentech and Roche came together to discuss collaboration. The proposition was an interesting one for both parties: Genentech has very specific expertise in monoclonal antibodies such as MabThera, and Roche had access to the new technology.

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The researchers from Genentech and Roche were clear from their first meeting that they wanted to collaborate. But it took forever to conclude the legal and financial negotiations – two-and-a-half years, to be precise, even though it was a win-win situation! In the current competitive landscape, we simply can't afford to work like this any more. In cancer therapy in particular, competition is intensifying.

In the future we will no longer be paying lawyers to hold up worthwhile research collaborations for years in order to protect Genentech’s minority shareholders. This is a prospect I’m already very pleased about.

We have great respect for what Genentech and its people have achieved, and we will take the necessary steps to ensure that Genentech's unique culture of innovation is preserved. It is for precisely this reason that Genentech’s research organisation will continue to operate independently.

From day one, we plan to carry out integration activities across all functions jointly with Genentech’s management. We don’t pretend to know everything better here in Basel. We intend to listen to our Genentech colleagues and build on their knowledge and contributions. I look forward to this exciting undertaking.

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We view tissue diagnostics as a major element in our efforts to tailor treatments to the needs of specific patient groups, particularly cancer sufferers. This acquisition is thus strategically important for both the Diagnostics Division and the Group as a whole. And I am confident that this newly acquired expertise will also prove its value in the future when collaboration with Genentech intensifies.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THESE MATERIALS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS.  VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, INCLUDING AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) DEVELOPMENTS IN FINANCIAL MARKET CONDITIONS, INCLUDING THE MARKET FOR ACQUISITION FINANCING AND OTHER CAPITAL MARKETS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS AND UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES OR CHANGES IN THIRD PARTY REIMBURSEMENT RATES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) POTENTIAL DIFFICULTIES IN INTEGRATING THE BUSINESSES OF GENENTECH AND ROCHE, AND THAT SOME OR ALL OF THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION MAY NOT BE REALIZED ON THE SCHEDULE CONTEMPLATED OR AT ALL; (11) THAT FUTURE DIVIDENDS ARE SUBJECT TO THE DISCRETION OF THE BOARD OF DIRECTORS OF ROCHE AND GENENTECH, AS APPLICABLE, AND A NUMBER OF OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF ROCHE; (12) THE ABILITY OF ROCHE TO GENERATE CASH FLOW TO, AMONG OTHER THINGS, REPAY ACQUISITION-RELATED DEBT AS CURRENTLY CONTEMPLATED; (13) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (14) ADVERSE PUBLICITY AND NEWS COVERAGE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THESE MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DO NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL GENENTECH COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON FEBRUARY 9, 2009. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).